Exhibit 99.1

ELEMATEC CORPORATION FORMS A BUSINESS ALLIANCE WITH AND AGREES TO MAKE A STRATEGIC INVESTMENT IN MEDIROM HEALTHCARE TECHNOLOGIES’ MOTHER LABS SUBSIDIARY

OCTOBER 15th, 2024, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) announces that its subsidiary MEDIROM MOTHER Labs Inc. has formed a capital and business alliance with Elematec Corporation (TOKYO PRIME: 2715), a member of the Toyota Tsusho Corporation group. Under the capital and business alliance agreement, Elematec Corporation has agreed to make a strategic investment in MEDIROM MOTHER Labs’ Series A round at a pre-money valuation of 9 billion yen (approximately US$60,000,000, calculated at an exchange rate of JPY150 to US$1).

Elematec is an electronics trading company with over 70 locations in Japan and abroad. The company provides commercial products in various fields, including the latest electronic products such as smartphones, tablets, home appliances, automobiles, OA equipment, and industrial equipment.

“We anticipate the capital and business alliance will produce strong synergies with Elematec's parts procurement and manufacturing services and allow us to leverage its vast network of business partners to provide an additional distribution channel for MEDIROM’s MOTHER Bracelet,” said Yoshio Uekusa, CEO, MEDIROM MOTHER Labs.

With demand from Elematec’s customers for new and feature-rich personal electronics, the MOTHER Bracelet offers appealing advanced features that enable customers to monitor their health 24 hours a day, 365 days a year without the need for recharging and allowing for uninterrupted continuous monitoring.

About Elematec Corporation

Elematec Corporation is an electronics trading company created in 2009 through the integration of Takachiho Electric Co., Ltd. and Onishi Denki Co., Ltd. Since the establishment of Takachiho Electric in 1947, the company has continued to grow while wielding flexibility and speed to earn the trust of customers in the fast-evolving electronics industry. As a partner in manufacturing, the company aligns itself with customers from the starting line of product development and works together with them to realize one-stop solutions by being involved from the planning and development, all the way through design, prototyping, and mass production stages. Through the company’s industry-leading network in Japan and overseas, it delivers products from electronic materials, parts and module products to finished products, on a global scale. Elematec Corporation is a member of the Toyota Tsusho Corporation group, with Toyota Tsusho Corporation being the sole general trading company of the Toyota Group.

Web: https://www.elematec.com/en/

About MEDIROM MOTHER Labs Inc.

A subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“MEDIROM”), MEDIROM MOTHER Labs Inc. (“MOTHER Labs”) focuses on the health-tech sector. The company’s core activities include the "Specific Health Guidance Program" offered through the "Lav" health application and development and sales of the 24/7 recharge-free MOTHER Bracelet®︎ smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet®︎, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

For more information visit: https://mother-bracelet.com

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

MEDIROM MOTHER Labs Inc.
Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Forward-Looking Statements Regarding MEDIROM Healthcare Technologies Inc. and MEDIROM MOTHER Labs Inc.

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

•	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
•	MEDIROM’s and Elematec Corporation’s ability to collaborate in the anticipated manner;
•	changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
•	MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
•	the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
•	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
•	MEDIROM’s ability to raise additional capital on acceptable terms or at all;

•	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
•	changes in consumer preferences and MEDIROM’s competitive environment;
•	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
•	the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.